                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                        AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (AMENDMENT NO. 1)*

                             SIFCO INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON SHARES, $1.00 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   826546-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Janice G. Carlson
                                31556 Tres Lomas
                               Bulverde, TX 78163
                                  830-980-2749


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 14, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 826546-10-3
--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Janice G. Carlson
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                                                                  (a)    [X]

                                                                  (b)    [ ]
--------------------------------------------------------------------------------

         3.       SEC Use Only ...............................................
--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)     OO
--------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) .......................................
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization     U. S. Citizen
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Number of Shares     7.       Sole Voting Power ................................
Beneficially by
Owned by Each        8.       Shared Voting Power              2,002,947
Reporting Person
With                 9.       Sole Dispositive Power ...........................

                     10.      Shared Dispositive Power .........................

--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,002,947
--------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) ....................................
--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)      39.1%
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instruction)     OO

CUSIP No. 826546-10-3
--------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Charles H. Smith, III
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                                                                 (a)   [X]

                                                                 (b)   [ ]
--------------------------------------------------------------------------------

         3.       SEC Use Only .................................................
--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)     OO
--------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e) ...............................
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization    U. S. Citizen
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Number of Shares     7.       Sole Voting Power ................................
Beneficially by
Owned by Each        8.       Shared Voting Power                 2,002,947
Reporting Person
With                 9.       Sole Dispositive Power ...........................

                     10.      Shared Dispositive Power .........................

--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,002,947
--------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) ....................................
--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)     39.1%
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instruction)     OO

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common shares, par value $1 per share (the "Shares") of SIFCO Industries, Inc., an Ohio corporation ("SIFCO"), whose principal executive offices are located at 970 East 64th Street, Cleveland, Ohio 44103.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by Charles H. Smith, III and Janice G. Carlson as trustees (collectively the "Trustees") under the Voting Trust Extension Agreement dated January 14, 2002 (the "Extension Agreement"), which extends until January 31, 2007 the term of the Voting Trust Agreement dated January 15, 1997 (the "Voting Trust Agreement").

         Information as to each of these individuals is set forth below:

         (a) Charles H. Smith, III.

         (b) Mr. Smith's residence address is 8002 Overhill Road, Bethesda, Maryland 20014.

         (c) Mr. Smith's present principal occupation is Country Officer at the InterAmerican Development Bank, 1300 New York Avenue, N.W., Washington, D.C. 20577.

         (d) Mr. Smith has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

         (e) Mr. Smith has not, during the last five years, been a party to any civil proceeding as a result of which he would be subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Mr. Smith is a citizen of the United States.

         (a) Janice G. Carlson

         (b) Mrs. Carlson's residence address is 31556 Tres Lomas, Bulverde, Texas 78163.

         (c) Mrs. Carlson's present principal occupation is homemaker.

         (d) Mrs. Carlson has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

         (e) Mrs. Carlson has not, during the last five years, been a party to any civil proceeding as a result of which she would be subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)  Mrs. Carlson is a citizen of the United States.


ITEMS 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Smith and Mrs. Carlson currently own, as Trustees, 2,002,947 SIFCO Shares pursuant to the Voting Trust Agreement, as extended by the Extension Agreement to which this filing relates.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the Extension Agreement is to continue the investment of the signing shareholders in SIFCO and to continue to maintain the stability of SIFCO through the Trustees' exercise of voting control over the SIFCO Shares subject to the Voting Trust Agreement.

         The Trustees have no plan or proposal that would result in:

                                                                    Page 5 o f 6




         (a) the acquisition or disposition of any additional SIFCO securities by any person;

         (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving SIFCO or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of SIFCO or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of SIFCO, including any plan or proposal to change the number or term of directors or fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of SIFCO;

         (f) any other material change in SIFCO's business or corporate structure;

         (g) changes in SIFCO's Articles of Incorporation or Code of Regulations or instruments corresponding thereto which may impede the acquisition of control of SIFCO by any person;

         (h) causing a class of securities of SIFCO to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of SIFCO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of SIFCO Shares subject to the Voting Trust Agreement, as extended by the Extension Agreement, is 2,002,947, constituting approximately 39.1% of the 5,120,933 Shares of SIFCO outstanding on December 7, 2001. The ownership of voting trust certificates under the Voting Trust Agreement, as extended by the Extension Agreement, is set forth on Exhibit 1 filed herewith.

         (b) Mr. Smith and Mrs. Carlson, as Trustees, share the power to vote the Shares subject to the Voting Trust Agreement, as extended. Although the Trustees do not have the power to dispose of the Shares subject to the Voting Trust Agreement, as extended, they share the power to terminate the Voting Trust Agreement, as extended, or to return Shares subject to the Voting Trust Agreement, as extended, to holders of voting trust certificates.

         (c) No transactions in SIFCO Shares or voting trust certificates have been engaged in during the past sixty days by the Trustees or, to their knowledge, any of the signing shareholders.

         (d) Under the terms of the Voting Trust Agreement, as extended, all dividends paid with respect to SIFCO Shares are distributed to the holders of the related voting trust certificates.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Extension Agreement, the Voting Trust Agreement was extended an additional five-year term until January 31, 2007. The Trustees may terminate this trust during any original or extended term by notice to the holders of voting trust certificates.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit (1). Voting Trust Certificate distribution as of September 30, 2001.

         Exhibit (2).  Voting Trust Extension Agreement dated January 14, 2002.

         Exhibit (3).  Joint Filing Agreement.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 6, 2002                        /s/ Janice G. Carlson
                                               ---------------------------------
                                               Janice G. Carlson, Trustee under
                                               the Voting Trust Agreement dated
                                               January 15, 1997, as extended.


                                                /s/ Charles H. Smith, III
                                               ---------------------------------
                                               Charles H. Smith, III, Trustee
                                               under the Voting Trust
                                               Agreement dated January 15,
                                               1997, as extended.

                                                                       Exhibit 1



                     VOTING TRUST CERTIFICATE DISTRIBUTION
                             SIFCO INDUSTRIES, INC.
                               SEPTEMBER 30, 2001

--------------------------------------------------------------------------------
SMITH FAMILY                        Shares      Subtotal      Total      Percent
--------------------------------------------------------------------------------
C. H. Smith, Jr.                   243,367
--------------------------------------------------------------------------------
Florence Smith                       3,600
--------------------------------------------------------------------------------
NatCity TTEE Fund A RDS            112,354
--------------------------------------------------------------------------------
NatCity TTEE Fund B RDS             41,313
--------------------------------------------------------------------------------
NatCity Trust FRW fbo CHS          171,202
--------------------------------------------------------------------------------
  Subtotal Beneficial Holdings                   571,936                  11.12%
--------------------------------------------------------------------------------
Charles H. Smith, III               59,337
--------------------------------------------------------------------------------
Hilda Smith                          3,575
--------------------------------------------------------------------------------
Jennifer Smith (Cust)                4,963
--------------------------------------------------------------------------------
Jennifer C. Smith (TTEE)            14,250
--------------------------------------------------------------------------------
C. Jason Smith (Cust)                4,838
--------------------------------------------------------------------------------
C. Jason Smith (TTEE)               14,250
--------------------------------------------------------------------------------
Deborah Morris                      61,741
--------------------------------------------------------------------------------
Robert J. Morris, Jr.                  225
--------------------------------------------------------------------------------
Robert J. Morris, III               18,863
--------------------------------------------------------------------------------
Skylar D. Morris (Cust)              2,250
--------------------------------------------------------------------------------
Ryan C. Morris                      11,738
--------------------------------------------------------------------------------
Ryan C. Morris (TTEE)                7,125
--------------------------------------------------------------------------------
Kaitlin Morris (Cust)                  100
--------------------------------------------------------------------------------
Adam Morris                          4,613
--------------------------------------------------------------------------------
Adam Morris (TTEE)                  14,250
--------------------------------------------------------------------------------
Molly D. Morris (Cust)               4,613
--------------------------------------------------------------------------------
Molly D. Morris (TTEE)              14,250
--------------------------------------------------------------------------------
Hudson D. Smith                     73,344
--------------------------------------------------------------------------------
Deborah Ann Smith                    4,255
--------------------------------------------------------------------------------
Hudson D. Smith, Jr.                 4,576
--------------------------------------------------------------------------------
Hudson D. Smith, Jr. (TTEE)         15,000
--------------------------------------------------------------------------------
Cynthia R. Smith (Cust)              4,576
--------------------------------------------------------------------------------
Cynthia R. Smith (TTEE)             15,200
--------------------------------------------------------------------------------
C. Halle Smith (Cust)                4,576
--------------------------------------------------------------------------------
C. Halle Smith (TTEE)               15,200
--------------------------------------------------------------------------------
Smith Other Family                               377,608                   7.34%
--------------------------------------------------------------------------------
Total Smith Family                                          949,544       18.46%
--------------------------------------------------------------------------------

                      Voting Trust Distribution Continued
                               September 30, 2001

--------------------------------------------------------------------------------
GOTSCHALL FAMILY                    Shares      Subtotal      Total      Percent
--------------------------------------------------------------------------------
Phyllis S. Gotschall TTEE           304,677
--------------------------------------------------------------------------------
George D. Gotschall TTEE             94,088
--------------------------------------------------------------------------------
NatCity Trust FRW fbo PSG           171,207
--------------------------------------------------------------------------------
Family Annuity TR #1                 43,500
--------------------------------------------------------------------------------
Family Annuity TR #2                 43,500
--------------------------------------------------------------------------------
  Subtotal Beneficial Holdings                   656,972                  13.48%
--------------------------------------------------------------------------------
Jeffrey P. Gotschall                104,700
--------------------------------------------------------------------------------
Dianne Gotschall                        400
--------------------------------------------------------------------------------
Judith A. Gotschall                  10,375
--------------------------------------------------------------------------------
Andrew C. Gotschall (Cust)           10,375
--------------------------------------------------------------------------------
Charles H. Gotschall (Cust)          10,375
--------------------------------------------------------------------------------
Craig Ramsey                          7,400
--------------------------------------------------------------------------------
Alison Ramsey                         7,400
--------------------------------------------------------------------------------
Janice G. Carlson                    66,099
--------------------------------------------------------------------------------
Christie L. Lennen                   10,375
--------------------------------------------------------------------------------
David E. Fulcher                     10,375
--------------------------------------------------------------------------------
Laura G. Gifford                     58,844
--------------------------------------------------------------------------------
Robert V. Gifford, Jr. (Cust/TR)     16,450
--------------------------------------------------------------------------------
Terry G. Gifford                      7,800
--------------------------------------------------------------------------------
  Subtotal Other Family                          320,968                   5.54%
--------------------------------------------------------------------------------
Total Gotschall Family                                      977,940       19.02%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CHS SR FOUNDATION                    75,463
--------------------------------------------------------------------------------
  Total other holdings                                       75,463        1.47%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Grand Total Voting Trust
  (issued Shares)                                         2,002,947       38.95%
--------------------------------------------------------------------------------
Total SIFCO shs outstanding
  @ 8/31/00 - Diluted                                     5,142,600         100%
--------------------------------------------------------------------------------

                                                                      Exhibit 2



                        VOTING TRUST EXTENSION AGREEMENT
                        --------------------------------

         THIS AGREEMENT entered into by and among those holders of Common Shares of SIFCO Industries, Inc. executing and delivering this Agreement
("Shareholders") and JANICE G. CARLSON and CHARLES H. SMITH, III, as Trustees and their successors in trust (said named Trustees and their successors being hereinafter called the "Trustees");

                                    WITNESSES
                                    ---------

         As of February 1, 1997 certain shareholders of SIFCO Industries, Inc. (the "Company") entered into a Voting Trust Agreement (the "Trust Agreement") with respect to their shares of Common Stock in the Company; and

         Pursuant to Section 14 of the Trust Agreement, the term of Trust Agreement may be extended for an additional period not to exceed ten years upon the concurrence of the holders of Trust Certificates representing not less than 85% of the 2,002,947 shares deposited under the Trust Agreement, (after giving effect to stock dividends issued subsequent to the date of the Trust Agreement, the "Trust Shares"); and

         The shareholders constituting the holders of Trust Certificates representing not less than 85% of the Trust Shares, wish to extend the term of the Trust Agreement, on the terms and conditions set forth therein, for an additional five (5) years from January 31, 2002.

         NOW, THEREFORE, each Shareholder of the Company who becomes a party hereto agrees with each of the other such Shareholders for himself and his heirs, administrators, successors and assigns as follows:

          1. EXTENSION OF TRUST AGREEMENT. The Trust Agreement shall be extended, unless sooner terminated on the terms and conditions set forth therein, to January 31, 2007, upon the occurrence prior to January 31, 2002 of the earlier of either:


                                    1 of 8

               (a) the execution of this Agreement by the holders of not less than 1,702,5005 shares of Common Stock of the Company, such number representing not less than 85% of the Trust Shares, or

               (b) the presentation to the Company of a certificate signed by the Secretary of the meeting, certifying that at a meeting duly called and held for the purpose of considering an extension, at a place in Cuyahoga County, Ohio, specified in a notice given either by the Trustees or a Trust Certificate holder, not less than ten (10) nor more than thirty (30) days prior to such meeting to each Trust Certificate holder under the Trust Agreement, the holders of Trust Certificates representing not less than eighty-five (85) percent of the Trust Shares voted in favor of this extension.

          2. DEFINED TERMS. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Trust Agreement.

          3. EXECUTION. This Extension Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute but one and the same instrument. This Extension Agreement shall inure to the benefit of, and be binding upon, all persons executing it and their respective heirs, executors, administrators, legatees and assigns.





                                     2 of 8

               IN WITNESS WHEREOF, the Trustees have executed and delivered this Extension Agreement and the Shareholders have become parties hereto in the manner herein before provided.

                                               TRUSTEES:


                                               /S/ Janice G. Carlson
                                               --------------------------------
                                               Janice G. Carlson


                                               /S/ Charles H. Smith, III
                                               --------------------------------
                                               Charles H. Smith, III























                                     3 of 8

                        VOTING TRUST EXTENSION AGREEMENT
                        --------------------------------

                               TO JANUARY 31, 2007
                               -------------------

SHAREHOLDER                           NUMBER OF SHARES              SIGNATURE                  DATE
-----------                           ----------------              ---------                  ----

C. H. Smith, Jr.                            243,367          /S/ C. H. Smith, Jr.            1/14/02
                                                             ---------------------------     -------

Florence Smith                                3,600          /S/ Florence Smith              1/14/02
                                                             ---------------------------     -------

C. H. Smith Sr. Foundation                    75,463
         C. H. Smith, Jr., President                         /S/ C. H. Smith, Jr.            1/14/02
                                                             ---------------------------     -------


Charles H. Smith, III                         59,337         /S/ Charles H. Smith, III       1/12/02
                                                             ---------------------------     -------

Hilda Smith                                    3,575         /S/ Hilda Smith                 1/12/02
                                                             ---------------------------     -------

Jennifer Smith (Cust)                          4,963         /S/ Chares H. Smith, III        1/12/02
                                                             ---------------------------     -------

Jennifer C. Smith (TTEE)                      14,250         /S/ Charles H. Smith, III       1/12/02
                                                             ---------------------------     -------

C. Jason Smith (Cust)                          4,838         /S/ Charles H. Smith, III       1/12/02
                                                             ---------------------------     -------

C. Jason Smith (TTEE)                         14,250         /S/ Charles H. Smith, III       1/12/02
                                                             ---------------------------     -------

Hudson D. Smith                               73,344         /S/ Hudson D. Smith             1/7/02
                                                             ---------------------------     -------

Deborah Ann Smith                              4,255         /S/ Deborah Ann Smith           1/7/02
                                                             ---------------------------     -------

Hudson D. Smith, Jr.                           4,576         /S/ Hudson D. Smith, Jr.        1/7/02
                                                             ---------------------------     -------

Hudson D. Smith, Jr. (TTEE)                   15,000         /S/ Hudson D. Smith, Jr.        1/7/02
                                                             ---------------------------     -------

Cynthia R. Smith (Cust)                        4,576         /S/ Hudson D. Smith             1/7/02
                                                             ---------------------------     -------

Cynthia R. Smith (TTEE)                       15,200         /S/ Hudson D. Smith             1/7/02
                                                             ---------------------------     -------

C. Halle Smith (Cust)                          4,576         /S/ Hudson D. Smith             1/7/02
                                                             ---------------------------     -------

C. Halle Smith (TTEE)                         15,200         /S/ Hudson D. Smith             1/7/02
                                                             ---------------------------     -------


                                     4 of 8

                        VOTING TRUST EXTENSION AGREEMENT
                        --------------------------------

                               TO JANUARY 31, 2007
                               -------------------

SHAREHOLDER                 NUMBER OF SHARES              SIGNATURE                        DATE
-----------                 ----------------              ---------                        ----

Deborah Morris                       61,741               /S/ Deborah Morris              12/25/01
                                                          --------------------------      --------


Robert J. Morris, Jr.                   225               /S/ Robert J. Morris, Jr.       12/25/01
                                                          --------------------------      --------


Robert J. Morris, III                18,863               /S/ Robert J. Morris, III       12/25/01
                                                          --------------------------      --------


Skylar D. Morris (Cust)               2,250               /S/ Robert J. Morris, III       12/25/01
                                                          --------------------------      --------


Ryan C. Morris                       11,738               /S/ Ryan C. Morris              12/25/01
                                                          --------------------------      --------


Ryan C. Morris (TTEE)                 7,125               /S/ Deborah Morris              12/25/01
                                                          --------------------------      --------


Kaitlin Morris (Cust)                   100               /S/  Ryan C. Morris             12/25/01
                                                          --------------------------      --------


Adam Morris                           4,613               /S/ Adam Morris                 12/25/01
                                                          --------------------------      --------


Adam Morris (TTEE)                   14,250               /S/ Deborah Morris              12/25/01
                                                          --------------------------      --------


Molly D. Morris (Cust)                4,613               /S/ Deborah Morris              12/25/01
                                                          --------------------------      --------


Molly D. Morris (TTEE)               14,250              /S/ Deborah Morris               12/25/01
                                                          --------------------------      --------




                                     5 of 8

                        VOTING TRUST EXTENSION AGREEMENT
                        --------------------------------

                               TO JANUARY 31, 2007
                               -------------------

SHAREHOLDER                   NUMBER OF SHARES              SIGNATURE                  DATE
-----------                   ----------------              ---------                  ----


Phyllis S. Gotschall TTEE           304,677          /S/ Phyllis S. Gotschall        12/22/01
                                                     --------------------------      --------


George D. Gotschall TTEE              94,088         /S/ Phyllis S. Gotschall        12/22/01
                                                     --------------------------      --------


Family Annuity TR #1                  43,500         /S/ Jeffrey P. Gotschall        12/13/01
                                                     --------------------------      --------


Family Annuity TR #2                  43,500         /S/ Phyllis S. Gotschall        12/22/01
                                                     --------------------------      --------



Jeffrey P. Gotschall                 104,700         /S/ Jeffrey P. Gotschall        12/2/01
                                                     --------------------------      --------


Dianne Gotschall                         400         /S/ Dianne Gotschall            12/2/01
                                                     --------------------------      --------


Judith A. Gotschall                   10,375         /S/ Judith A. Gotschall         12/9/01
                                                     --------------------------      --------


Andrew C. Gotschall                   10,375         /S/ Andrew C. Gotschall         12/14/01
                                                     --------------------------      --------


Charles H. Gotschall (Cust)           10,375         /S/ Jeffrey P. Gotschall        12/13/01
                                                     --------------------------      --------


Craig Ramsey                           7,400         /S/ Craig Ramsey                12/13/01
                                                     --------------------------      --------


Alison Ramsey                          7,400         /S/ Alison Ramsey               12/13/01
                                                     --------------------------      --------





                                     6 of 8

                        VOTING TRUST EXTENSION AGREEMENT
                        --------------------------------

                               TO JANUARY 31, 2007
                               -------------------

SHAREHOLDER                 NUMBER OF SHARES                  SIGNATURE                    DATE
-----------                 ----------------                  ---------                    ----


Janice G. Carlson                   66,099                /S/ Janice G. Carlson          12/26/01
                                                          ---------------------------    --------


Christie L. Lennen                  10,375                /S/ Christie L. Lennen         12/10/01
                                                          ---------------------------    --------


David E. Fulcher                    10,375                /S/ David E. Fulcher           12/21/01
                                                          ---------------------------    --------



Laura G. Gifford                    58,844                /S/ Laura G. Gifford           12/04/01
                                                          ---------------------------    --------


Robert V. Gifford, Jr. (Cust)        7,000                /S/ Laura G. Gifford           12/04/01
                                                          ---------------------------    --------


Robert V. Gifford, Jr. (TTEE)        9,450                /S/ Laura G. Gifford           12/04/01
                                                          ---------------------------    --------


Terry G. Gifford (Cust)              7,800                /S/ Laura G. Gifford           12/04/01
                                                          ---------------------------    --------






                                     7 of 8

                        VOTING TRUST EXTENSION AGREEMENT
                        --------------------------------

                               TO JANUARY 31, 2007
                               -------------------

SHAREHOLDER                                    SHARES                  SIGNATURE                 DATE
-----------                                    ------                  ---------                 ----

National City Bank, and its successors,
as trustee of Fund A-1 under the trust
agreement between Rhea D. Smith and
National City Bank as trustee dated
December 8, 1981 as amended and restated
on September 16, 1989                          112,356             /S/ Maurice Conden, Jr.      12/17/01
                                                                  ------------------------      --------


National City Bank, and its successors,
as trustee of Fund B under the trust
agreement between Rhea D. Smith and
National City Bank as trustee dated
December 8, 1981 as amended and restated
on September 16, 1989                           41,313             /S/ Maurice Conden, Jr.      12/17/01
                                                                  ------------------------      --------

National City Bank TTEE U/A
FRW/CHS #33-3443034                            171,202             /S/ Maurice Conden, Jr.      12/17/01
                                                                  ------------------------      --------



National City Bank TTEE U/A
FRW/PSG #33-3443026                            171,207             /S/ Maurice Conden, Jr.      12/17/01
                                                                  ------------------------      --------

                                                                  Exhibit 3



                            Joint Filing Agreement




        Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on
Schedule 13D (including amendments thereto) with respect to the common shares of SIFCO Industries, Inc. to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated: February 6, 2002


                                       /s/ Janice G. Carlson
                                       ---------------------------------------
                                       Janice G. Carlson, Trustee under the
                                       Voting Trust Agreement dated January 15,
                                       1997, as extended.

                                       /s/ Charles H. Smith, III
                                       ---------------------------------------
                                       Charles H. Smith, III, Trustee under the
                                       Voting Trust Agreement dated January 15,
                                       1997, as extended.